UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 8, 2020

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk raises sales and operating profit outlook for 2020

Bagsværd, Denmark, 8 October 2020 – Novo Nordisk today announced that the full-year sales and operating profit outlook at constant exchange rates (CER) has been raised.

In the third quarter of 2020, Novo Nordisk’s sales increased by 7% and operating profit increased by 7%, both at CER. This reflects lower than anticipated negative impacts from COVID- 19 as well as underlying market demand. Sales growth was positively impacted by inventory changes at wholesaler level in the US.

Profit and Loss (CER)	First nine months 2020	Third quarter 2020
Net sales growth	7%	7%
Operating profit growth	7%	7%

Following lower than anticipated negative COVID-19 impacts and underlying market demand, full-year outlook is increased for sales and operating profit, both at CER.

Outlook 2020 (CER)	Expectations 8 October	Expectations 6 August
Sales growth	5-8%	3-6%
Operating profit growth	5-8%	2-5%

Novo Nordisk’s full disclosure of the financial results for the first nine months of 2020 will be published on 30 October 2020.

The outlook is based on a number of assumptions related to the severity and duration of impacts from COVID-19. In addition, the above expectations are based on assumptions which are further described on pages 15 and 16 of the Financial Report for the period 1 January 2020 to 30 June 2020 (Company Announcement No 49 / 2020) including that the global or regional macroeconomic and political environment will not significantly change business conditions for Novo Nordisk during the remainder of 2020.

The forward-looking statements on page 21 of the Financial Report for the period 1 January 2020 to 30 June 2020 (Company Announcement No 49 / 2020) also apply to this company announcement.

Conference call to be held on 9 October 2020 at 08.30 CEST

On 9 October 2020 at 08.30 CEST, corresponding to 2.30 am EDT, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors’. During a 30 minutes call, representatives from Novo Nordisk will elaborate on the changed 2020 outlook and host a Q&A session.

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 43,500 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Further information

Media:
Mette Kruse Danielsen	+45 3079 3883	mkd@novonordisk.com
Ken Inchausti (US)	+1 609 240 9429	kiau@novonordisk.com

Investors:
Daniel Muusmann Bohsen	+45 3075 2175	dabo@novonordisk.com
Valdemar Borum Svarrer	+45 3079 0301	jvls@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
Mark Joseph Root	+45 3079 4211	mjhr@novonordisk.com
Kristoffer Due Berg (US)	+1 609 235 2989	krdb@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 58 / 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: October 8, 2020	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer